July 10, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Mexican Restaurants, Inc.
Form 10-K for Fiscal Year ended December 28, 2009
File No. 0-28234

Ladies and Gentlemen:

Thank you for your comments on the 2008 Form 10-K filed by Mexican Restaurants, Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”).  The following is the response of the Company to the comments contained in the Staff's June 29, 2009 comment letter concerning the above-referenced report, with the Staff’s comments set forth in bold text immediately prior to the Company’s responses.

1.
Note 1.  Description of Business and Summary of Significant Accounting Policies, page F-7 (n) Stock Options, page F-11.  We note from your disclosure that the expected term of options granted is derived using the “simplified” method as allowed under the provisions of the Securities and Exchange Commission’s Staff Accounting Bulletin No. 107.  Please explain to us and revise future filings to disclose the reason why you believe the use of the simplified method is appropriate under your circumstances.  Refer to the guidance outlined in Question 6 of SAB Topic 14:D:2.

In the aforementioned filing, we granted stock options in 2007 only.   There were no stock options granted in either 2006 or 2008.  We have used the simplified method in estimating the expected term for our plain vanilla options as permitted by the SEC's Staff Accounting Bulletin (SAB) No. 107 (as further reiterated in SAB No. 110) since we do not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term.  Future filings will be modified as explained here to set forth the reason why we have used this simplified method.

2.
Note 5.  Common Stock, Options and Warrants, page F-17.  We note that it appears your footnote is missing certain disclosures required by SFAS No. 123(R).  Specifically, we were unable to find certain information required by paragraphs A240(c), (d) and (h) of SFAS No. 123(R).  For example, it does not appear that you have disclosed the weighted-average grant-date fair value of equity options granted during the year for each of year an income statement is presented, or the weighted average remaining contractual term of options (or share units) outstanding and currently exercisable for fully vested share options (or share units) and share options expected to vest at the latest balance sheet date.  Nor does it appear that the weighted-average period over which total compensation cost related to non-vested awards not yet recognized has been disclosed.  Accordingly, please revise your footnote in future filings to comply with all disclosure requirements of SFAS No. 123(R), where applicable.

With respect to share-based compensation plans, we will modify future filings and include the following items noted in the Staff’s comment letter in the related footnote disclosures:

•	Weighted-average grant-date fair value of equity options granted each year for all years presented (pertains to 2007 only in the filing reviewed)

•	Weighted average remaining contractual term of options outstanding

•	Number of options currently exercisable for fully vested options (was previously included in the filing reviewed)

•	Number of options that are expected to vest as of the latest balance sheet presented

•	Weighted-average period over which total compensation cost related to non-vested awards will be recognized (although the total amount of unrecognized compensation expense was previously disclosed).

3.
Other.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact the undersigned at (713) 943-7574.

Very truly yours,

                                                                                                        /s/ Andrew J. Dennard

                                                                                                  Andrew J. Dennard
                   Executive Vice President and Chief Financial Officer

cc:           Ms. Linda Cvrkel
Ms. Effie Simpson
Division of Corporation Finance